

Mail Stop 7010

December 19, 2007

Mr. Kenneth R. Burk
Perini Corporation
73 Mt. Wayte Avenue
Framingham, MA 01701-9160

>   **RE: Perini Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 7, 2007**
>   **File #1-6314**

Dear Mr. Burk:

We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning contingencies and disclosure controls and procedures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 9A. Controls and Procedures, page 42

1. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized

Mr. Kenneth R. Burk
Perini Corporation
December 19, 2007
Page 2

and reported within the specified time periods. Please confirm to us, and revise
future filings to clarify, if true, that your officers concluded, at the same level of
reasonable assurance, that your disclosure controls and procedures are also
effective for the purpose of ensuring that material information required to be in
this report is made known to management and others, as appropriate, to allow
timely decisions regarding required disclosures. Alternatively, in future filings
you may simply conclude that your disclosure controls and procedures are
effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-
15(e). This comment is also applicable to your Form 10-Qs for the periods ended
March 31, 2007, June 30, 2007 and September 30, 2007.

Form 10-Q for the quarterly period ended September 30, 2007

Note 5. Contingencies and Commitments, page 8
(c) Investigation by U.S. Attorney for Eastern District of New York, page 10

2. We note your disclosure that the charge you recorded during the quarterly period
ended September 30, 2007 materially affected the results of your Civil segment.
Please supplementally provide us with the amount of the charge recorded and tell
us what consideration you gave to disclosing this amount so that readers can fully
understand the results of your Civil segment. In addition, please tell us, and
revise future filings to clarify, if there is a reasonable possibility that a loss
exceeding amounts already recognized may be incurred and if the amount of that
additional loss would be material.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in their
filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief